First Quarter 2007 Results

23 May 2007

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp  33.96 trillion (As of 31 March 2007)

Issued shares

5,433,933,500

Share Price

Rp6,250(As of 31 March 2007)

Hi/Lo (3 months) Rp6,700/Rp5,600

Major Shareholders (As of 31 March 2007)

Indonesia Communications Ltd     39.96%

Indonesia Communications Pte.      0.85%

Government of Indonesia              14.29%

Public                                             44.90%

IDR  to  USD Conversion

1 USD = Rp9,118(31 Mar 2007)

Board of Directors

President Director – N/A

Deputy President Director - Kaizad B. Heerjee

Jabotabek & Corporate Sales Director – Johnny Swandi Sjam

Marketing Director –  Wahyu Wijayadi

Regional Sales Director – Wityasmoro S. H.

Network & IT Director – Raymond Tan

Finance Director/CFO – Wong Heang Tuck

Corporate Services Director –  S. Wimbo S. Hardjito

Director – Joseph Chan

Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

Financial Summary

For Period Ended 31 March

In Rp billion (unless stated)	2006	2007	(%) Change
Operating Revenues	2,899.6	3,774.8	30.2%
Operating Expense	2,051.2	2,733.0	33.2%
Operating Income	848.4	1,041.8	22.8%
Net Income	383.9	483.9	26.0%
EBITDA1)	1,684.9	2,018.7	19.8%

Financial Ratios

	Formula	2006	2007
EBITDA Margin	EBITDA / Operating Revenues	58.1%	53.5%
Interest Coverage	EBITDA/Interest Expense	524.69%	686.90%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	213.50%	184.30%
Net Debt to Equity	Net Debt / Total Equity	53.80%	54.30%

1) EBITDA:  Earning before interest, tax, depreciation and amortization

Highlights of the First Quarter 2007

•

In line with market practice, we have, this year reported our revenue on a gross basis. This new reporting format has resulted in an increase in operating revenues and at the same time, an increase in interconnection expenses which has impacted the EBITDA margin.

	Previous Reporting Format
Account (In Rp billion)	1Q-2006	1Q-2007
Revenue	2,899.6	3,454.4
EBITDA	1,684.9	2,018.7
EBITDA Margin	58.1%	58.4%

•

Since Q3 2006, Indosat has continued its growth momentum. Operating revenues in the Q1 2007 was almost Rp. 3.8 trillion or reflecting a growth of 30.2% over the same period last year.  Cellular revenues grew by 33.5% in the first quarter of 2007 and net profit growth was 26.0% over the same period last year.

•

In Q1 2007, Indosat’s cellular subscriber reached 18.0 million subscribers. This represented a 39.1% growth on a year-on-year basis and a 7.9% growth over the subscriber base at the end of December 2006.

•

Cellular, fixed data (Multimedia, data communications and internet) and fixed voice services contributed 77%, 13% and 10% respectively to operating revenues.

•

Fixed data services revenues was Rp. 494 billion, an 8.3% growth compared to the same period last year due to increase in demand of services such as leased circuits and IP-VPN.

Fixed voice services revenues was Rp. 383 billion, an increase of 40.5% compared to last year due to the change in reporting of interconnection and revenue increase in international call (IDD) and in fixed wireless services. Currently, Indosat fixed wireless access services are available in 22 cities.

Investor Relations Division

Phone:+62213869614/310031001

PT Indosat Tbk.

Fax : +62 21 3804045

Jl Medan Merdeka Barat 21

E-mail : investor@indosat.com

Jakarta – Indonesia

http://www.indosat.com

INDOSAT’S FIRST QUARTER 2007

LIMITED REVIEW OF FINANCIAL AND OPERATING RESULTS

Jakarta, 23 May 2007 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated First Quarter 2007 limited review of financial and operational results reports from its independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues, and operating income for the period ended 31 March 2007 amounting to Rp 3,775 billion and Rp 1,042 billion respectively. Net income was recorded as Rp 484 billion. Cellular, fixed data (MIDI), and fixed voice services contributed 77%, 13% and 10% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL & OPERATIONAL RESULTS

Operating revenues

Cellular services revenues. In the First Quarter 2007, Indosat recorded cellular operating revenues of Rp2,899 billion, an increase of 33.5% from Rp2,172 billion in the First Quarter 2006. As at 31 March 2007 there were 18.0 million subscribers or a total net add of 1.3 million subscribers from end of 2006. Indosat’s customer base consisted of 95% prepaid and 5% postpaid subscribers. This subscriber growth was attributed to our various innovative marketing programs and improved distributionship as well as the network quality starting from mid 2006.

Fixed Data (MIDI) services. Operating revenues from fixed data services grew 8.3%, from Rp456 billion in First Quarter 2006 to Rp494 billion in First Quarter 2007. The increase in fixed data revenues was primarily contributed by the growth in leased line & IPVPN due to increased demand from corporate and wholesale customers.

Fixed Voice services. Operating revenues from Fixed Voice services increased from Rp272 billion to Rp 382 billion or grew by 40.5% on a year-on-year basis due to the new reporting format for interconnection and revenue increase in international call (IDD) and revenue increase in fixed wireless services.

Operating expenses

Operating expenses increased by Rp682 billion, or 33.2%, from Rp2,051billion in the First Quarter 2006 to Rp2,733 billion for the First Quarter 2007. This is due to the new reporting format for the interconnection and increased expenses for compensation, depreciation & amortization, personnel, marketing, maintenance and leased circuit expense.

Compensation expenses. It increased by Rp 319.6 billion or 373.4% from Rp86 billion in the First Quarter 2006 to Rp405 billion for the First Quarter 2007. The increase in compensation expenses was primarily due to the change in reporting format of the interconnection expense.

Depreciation and amortization expenses. It increased by Rp 140.5 billion or 16.8% from Rp837 billion in the First Quarter 2006 to Rp977 billion for the First Quarter 2007. The depreciation expenses increased was due to the increase in capital expenditure mainly in cellular equipments.

Personnel expenses. It increased by Rp68.9 billion, or 24.0%, from Rp287 billion in First Quarter 2006 to Rp356 billion in First Quarter 2007. Personnel expenses grew primarily due to increases in salary, employee income tax and early retirement costs.

Marketing expenses. It increased by Rp61.0 billion or 76.0%, from Rp80 billion in First Quarter 2006 to Rp141 billion in First Quarter 2007. The increase was due to aggressive marketing campaigns & promotion and loyalty programs.

Maintenance expenses. It increased by Rp58.2 billion, or 45.2%, from Rp129 billion in First Quarter 2006 to Rp187 billion in First Quarter 2007. Maintenance expenses grew primarily for cellular, building, submarine cable and IT equipment.

Leased Circuit Expenses. It increased by Rp12.5 billion, or 31.0%, from Rp40 billion in First Quarter 2006 to Rp53 billion in First Quarter 2007. Leased circuit expenses grew primarily due to leased line and transponder leasing in relation to increase in MIDI revenue and cellular network and also restorations due to damage in submarine cable due to earthquake in Taiwan.

Other expenses

Indosat recorded an increased in other expenses from Rp291 billion in First Quarter 2006 to Rp329 billion in First Quarter 2007.

Gain (Loss) on Foreign Exchange-Net. Indosat recorded a loss in net-foreign exchange of Rp49 billion in the First Quarter 2007 compared to a gain of Rp265 billion in First Quarter 2006 due to weakening of the Rp against the US Dollar. This forex loss was offset by a gain on derivatives of Rp69 billion in the First Quarter 2007.

Interest income. It slightly decreased from Rp67 billion in First Quarter 2006 to Rp35 billion in First Quarter 2007 due to the decrease in the average cash balances.

Financing cost. It decreased by 7.6% from Rp328 billion in First Quarter 2006 to Rp304billion in First Quarter 2007, due to the repayment of Bond Indosat-I in April 2006.

EBITDA and EBITDA margin

Indosat recorded First Quarter 2007 EBITDA of Rp2,019 billion or increase by19.8% compared to same period in 2006. The new reporting format resulted in higher operating revenues but lower EBITDA margin of 53.5%.compared to the same period last year.

Net income

Indosat recorded First Quarter 2007 net income of Rp484 billion or increase by26% compared to same period in 2006.

Status of debt

As of 31 March 2007, the Company had outstanding debt of Rp11,470.3 billion which includes Loans payable (including current maturities and unamortized debts issuance cost) of Rp1,622.4 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp9,847.9 billion. The debt composition was USD denominated of 45.9% and Rupiah denominated of 54.1%. We have hedging facilities amounting to USD400 million or representing 68.47% of our USD denominated borrowings.

Indosat’s cash position as at 31 March 2007 was Rp2,954.6 billion, therefore the net debt was Rp8,515.7 billion.

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans – Mandiri (Rp billion)	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans – BNI (Rp billion)	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan – BCA (Rp billion)	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Finnish Export Credit Facility (USD Million)	34.2	2011	4.15% Fixed Rate
LINTASARTA
Loans payable from Niaga (Rp billion)	65.3	2007 - 2009	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%
Limited and Convertible Bonds (Rp billion)	61.9*	2009 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

*After elimination of limited and convertible bonds issued to the Company

For the purpose of revenue sharing calculation on Indosats Syariah Bond, the table below presented consolidated Indosat satellite revenue and PT Indosat Mega Media’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	1Q-06	2Q-06	3Q-06	4Q-06	1Q-07
Internet (IM2)	88,139	99,346	84,921	95,902	94,706
Satellite (Indosat Consolidated)	34,909	33,165	32,260	24,140	22,322

Capital expenditures

In First Quarter 2007, Indosat committed Rp6,719.4 billion of capital expenditure. The total committed capital expenditures consist of:

(i)

Rp6,430.2 billion for cellular network,

(ii)

Rp179.6 billion for fixed telecom, MIDI and Backbone,

(iii)

Rp104.2 billion for Network and Information Technology, and

(iv)

Rp5.4 billion for Region and Property

Network Development Updates

In the First Quarter 2007, Indosat operates  7,666 BTSs all over Indonesia.

As of March 31	2006	2007	Net Add
Base stations (2G and 3G)	5,971	7,666	1,695
Base station controllers	162	180	18
Mobile switching centers	51	50	-1

Cellular services

Entering year 2007, Indosat has launched a number of cellular marketing initiatives to maintain the momentum as follows:

▪

Launched new umbrella for Mentari campaign called as “Mentari Seru”. This campaign is continuing promotion for a “double free talk”, which is consist of 2 days free night talk for every Rp.25,000 Top Up or above and Rp.10,000 free talk for the same day if customers uses their pulses minimum Rp.10,000. The free night talk can be uses to call to other Mentari customers. Besides of those benefits, Mentari Seru also gives 20 SMS bonuses to customer at a first activation.

▪

Consistent with a retention program which has been launched in 2006, Indosat also continue a customer loyalty program through Poin Plus Plus. This initiative is an appreciation for all GSM and CDMA Indosat customers through a mechanism of point collection based on reload for prepaid customers, billing for postpaid customers and customer lifetime. Their point collection will be determined as usages multiply by their subscription period. Customers will get 1 point for every Rp. 100 usage or reload. Points can be exchanged with various type of rewards i.e. pulse, SMS and I-Ring. Points can also be utilized to enter competitions to win cars, handset and other various rewards periodically.

.

Fixed Data (MIDI) Services

During First Quarter of 2007, the overall Fixed Data services enjoyed a positive growth, especially for high speed leased circuit and IP-VPN.

Key initiatives that Indosat undertook for this business in First Quarter 2007 are the following:

▪

Indosat undertook aggressive sales activities for both domestic and international broadband services with competitive price

▪

Strengthen partnership with Global Telecommunication Provider through bilateral, agent, or consortium concept with attractive business model

▪

Indosat also offered affordable corporate solutions through MPLS and Metro Ethernet as alternate efficient transmission.

Fixed Voice Services

International call services

Indosat recorded total international call traffic of Indosat of 341.6 million minutes, an increase of 25.8% compared to the same period last year driven by growth of international traffic.

In First Quarter 2007, Indosat launched promotion program for  IDD FlatCall services which offered  IDD tariff of  Rp.100 per 6 second (including airtime and VAT) to Indosat cellular customers when they dial IDD calls using 01016 access code. This IDD offer is applied for customers in specific regions (Sumatera, Batam and East Java) to certain destination countries and also for nationwide customers to top 10 destination countries.

Fixed Wireless Access Services

As of 31 March 2007 Indosat fixed wireless access subscriber base were 434,217 comprised of 24,051 postpaid subscribers and 410,166 prepaid subscribers. The blended ARPU was Rp35,354 derived from Postpaid ARPU of Rp191,286 and Prepaid ARPU of Rp26,449 in the First Quarter 2007.

RECENT DEVELOPMENTS

Launched 3.5G services in 16 cities

Indosat launched 3.5G services in 16 cities which are Jakarta, Surabaya, Bandung, Yogyakarta, Medan, Balikpapan, Semarang, Denpasar, Batam, Makassar, Jepara, Kudus, Cepu, Salatiga, Magelang dan Cilacap. With Full HSDPA technology, data transfer can reach up to 3.6 Mbps or nine times faster than regular 3G.

Mentari on net local call tariff promotion

In early April 2007, Indosat launched new marketing promotion of “Mentari Seru” which offered special on net call tariff promotion of Rp.50 per 30 second among Mentari customers.

Indosat gained approval from BAPEPAM to issue Indosat Bond V and Sukuk Ijarah

On May 16, 2006, Indosat gained approval from BAPEPAM to issue Indosat Bond V of Rp2,600 billion and Sukuk Ijarah II of Rp400 billion in Indonesian Rupiah of totaling Rp3,000 billion to support our aggressive network program. Indosat Bond V are divided by two series, i.e., series A will mature in seven years amounting of Rp1,230 billion while series B will mature in ten years amounting of Rp1,370 billion. Indosat Sukuk Ijarah II will mature in seven years.

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 AS OF MARCH 31, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	Us$ (1)

ASSETS

CURRENT ASSET
Cash and cash equivalents	4,136.1	2,954.6	324.0
Short-term investments - net of allowance	42.5	-	-
Accounts receivable – net of allowance
Trade
Related parties
PT Telkom Tbk	118.0	79.2	8.7
Others	122.6	116.4	12.8
Third parties	980.9	992.3	108.8
Others
Third parties	9.5	11.6	1.3
Inventories	101.7	102.3	11.2
Derivative assets	3.6	25.3	2.8
Advances	31.6	30.0	3.3
Prepaid taxes	876.7	1,014.2	111.2
Prepaid expenses	247.5	255.8	28.0
Other current assets	51.9	47.8	5.2
Total Current Assets	6,722.7	5,629.6	617.4

NON-CURRENT ASSETS
Due from related parties – net of allowance	31.1	24.0	2.6
Deferred tax assets - net	46.9	50.6	5.6
Investment in associated companies – net of allowance	0.5	0.3	0.0
Other long-term investments – net of allowance	2.7	8.5	0.9
Property and equipment - net	21,948.1	25,392.1	2,784.8
Goodwill and other intangible assets - net	2,918.8	2,554.2	280.1
Long-term receivables	122.0	104.7	11.5
Long-term prepaid pension - net of current portion	231.0	220.1	24.1
Long-term advances	353.5	679.1	74.5
Others	270.1	364.1	39.9
Total Non-current Assets	25,924.6	29,397.8	3,224.2

TOTAL ASSETS	32,647.3	35,027.4	3,841.6

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on March 31, 2007 of Rp9,118 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2006	2007
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – trade
Related parties	27.1	48.8	5.4
Third parties	182.0	290.5	31.9
Dividend Payable	0.3	0.3	0.0
Procurement payable	2,298.8	3,411.5	374.2
Taxes payable	89.0	225.5	24.7
Accrued expenses	778.8	975.4	107.0
Unearned income	541.2	581.9	63.8
Deposits from customers	26.5	106.6	11.7
Derivative liabilities	159.6	164.4	18.0
Current maturities of:
Loans payable	54.2	116.6	12.8
Bonds payable	981.9	1,055.5	115.8
Other current liabilities	18.5	27.2	3.0
Total Current Liabilities	5,158.0	7,004.4	768.2

NON-CURRENT LIABILITIES
Due to related parties	20.8	18.0	2.0
Deferred tax liabilities - net	916.3	1,260.9	138.3
Loans payable - net of current maturities
Related parties	631.6	637.1	69.9
Third parties	668.9	868.7	95.3
Bonds payable - net of current maturities	9,750.7	8,792.4	964.3
Other non-current liabilities	533.6	550.4	60.4
Total Non-Current Liabilities	12,521.9	12,127.4	1,330.0

MINORITY INTEREST	184.9	209.2	22.9

STOCKHOLDERS’ EQUITY
Capital stock	537.9	543.4	59.6
Premium on capital stock	1,284.8	1,546.6	169.6
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	44.3
Stock options	65.3	-	-
Difference in foreign currency translation	0.1	1.0	0.1
Retained earnings
Appropriated	49.9	66.2	7.3
Unappropriated	12,056.7	12,641.6	1,386.4
Net income this period	383.9	483.9	53.1
Total Retained earnings	12,490.6	13,191.7	1,446.8
Total Stockholders’ Equity	14,782.5	15,686.4	1,720.4

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	32,647.3	35,027.4	3,841.6

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on March 31, 2007 of Rp9,118 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2007

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Years
	Ended March 31,
	2006	2007		Growth (2)
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	2,171.9	2,899.0	317.9	33.5%
Multimedia, Data Communication, Internet (“MIDI”)	455.7	493.5	54.1	8.3%
Fixed telecommunication	272.0	382.3	41.9	40.5%
TOTAL OPERATING REVENUES	2,899.6	3,774.8	414.0	30.2%

OPERATING EXPENSES
Depreciation and amortization	836.5	977.0	107.1	16.8%
Personnel	286.9	355.8	39.0	24.0%
Administration and general	154.2	171.1	18.8	11.3%
Maintenance	128.8	187.0	20.5	45.2%
Compensation to telecommunications carriers and service providers	85.6	405.2	44.4	373.4%
Marketing	80.4	141.4	15.5	76.0%
Leased circuits	40.2	52.7	5.8	31.0%
Other costs of services	438.5	442.2	48.5	0.8%
TOTAL OPERATING EXPENSES	2,051.2	2,733.0	299.7	33.2%

OPERATING INCOME	848.4	1,041.8	114.3	22.8%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange - net	264.5	(48.5)	(5.3)	-118.4%
Interest income	66.8	35.2	3.9	-47.3%
Financing cost	(328.4)	(303.5)	(33.3)	-7.6%
Gain (loss) on change in fair value of derivatives - net	(222.4)	68.6	7.5	130.9%
Amortization of goodwill	(56.6)	(56.6)	(6.2)	0.0%
Others - net	(14.7)	(24.6)	(2.7)	67.0%
TOTAL OTHER INCOME (EXPENSES)	(290.9)	(329.4)	(36.1)	13.2%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	0.0	0.0	0.0	0.0%

INCOME BEFORE INCOME TAX	557.6	712.4	78.1	27.8%

INCOME TAX EXPENSE
Current	116.4	207.9	22.8	78.6%
Deferred	48.0	12.0	1.3	-74.9%
TOTAL INCOME TAX EXPENSE	164.4	220.0	24.1	33.8%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	393.2	492.4	54.0	25.2%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(9.2)	(8.5)	(0.9)	-7.7%

NET INCOME	383.9	483.9	53.1	26.0%

BASIC EARNINGS PER SHARE	71.46	89.05	0.01	24.6%

DILUTED EARNINGS PER SHARE	70.67	88.63	0.01	25.4%

BASIC EARNINGS PER ADS (50 B shares per ADS)	3,572.97	4,452.43	0.49	24.6%

DILUTED EARNINGS PER ADS	3,533.51	4,431.67	0.49	25.4%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on March 31, 2007 of Rp9,118 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 March 2006 and 2007

DESCRIPTION	Unit	YTD	YTD	Growth
		Ended	Ended
		31 March 2006	31 March 2007
		1	2	3=(2-1)/1
CELLULAR

Prepaid	subs	(1,572,461)	1,293,334	182.2%
Postpaid	subs	16,188	22,843	41.1%
Total Net Additions	subs	(1,556,273)	1,316,177	184.6%

Prepaid	subs	12,,263,585	17,172,114	40.0%
Postpaid	subs	692,595	848,702	22.5%
Total Cellular Subscribers	subs	12,956,180	18,020,816	39.1%

ARPU Postpaid	Rp	217,469	194,006	-10.8%
ARPU Prepaid	Rp	50,448	48,501	-3.9%
ARPU Blended	Rp	58,836	55,507	-5.7%

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	5,486	15,368	180.1%
Domestic High Speed Leased Circuit	cct/64k	33,843	50,279	48.6%
Satellite Transponder Leased (external usage)	#transp	12.5	13.7	9.3%
Datacom
International High Speed Leased Circuit	cct/64k	736	973	32.2%
Domestic High Speed Leased Circuit	cct/64k	6,101	8,200	34.4%
Frame relay	port	986	883	-10.4%
IPVPN	cct/64k	3,201	6,504	103.2%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,287	1,094	-15.0%
Frame Relay	access	4,219	4,516	7.0%
VSAT	terminal	1,735	1,672	-3.6%
IPVPN	link	2,151	3,496	62.5%

IM2
Internet Dial Up	user	28,766	26,029	-9.5%
Internet Dedicated	link	964	1,183	22.7%
IPVPN	link	171	274	60.2%

IDD

Outgoing Traffic	000 min	36,345,443	54,435,342	49.8%
Incoming Traffic	000 min	235,258,872	287,207,948	22.1%
Total Traffic	000 min	271,604,315	341,643,290	25.8%
I/C Ratio	-	6.5	5.3	-18.5%

Fixed Wireless

Prepaid	subs	217,992	410,166	88.2%
Postpaid	subs	20,696	24.051	16.2%
Total Subscribers	subs	238,688	434,217	81.9%

EMPLOYEES
Indosat and its subsidiaries	person	8,052	7,786	-3.3%
(Including non permanent employees)